Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Bison Capital Acquisition Corp. (the “Company”) on Form S-1 of our report dated February 28, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Bison Capital Acquisition Corp. as of December 31, 2016 and for the period from October 7, 2016 (inception) through December 31, 2016, appearing in the Registration Statement on Form S-1, as amended, (File No. 333-218404) of Bison Capital Acquisition Corp., which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

June 19, 2017